FlowStone Opportunity Fund - Schedule TO-I

EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I/A

(Form Type)

FlowStone Opportunity Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	–	–	–
Fees Previously Paid	$34,159,746	$0.0001476	$5,041.98
Total Transaction Valuation	$34,159,746	–	–
Total Fees Due for Filing	–	–	–
Total Fees Previously Paid	–	–	$5,041.98
Total Fee Offsets	–	–	–
Net Fee Due			$0.00